                                                     Filed by World Access, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                            Subject Companies: STAR Telecommunications, Inc. and
                                         Communication TeleSystems International
                                               d/b/a WorldxChange Communications
                              Form S-4 Registration Statement File No. 333-37750

                                                                     TelDaFax AG
                              Form S-4 Registration Statement File No. 333-44864

     The following is a transcript of a conference call of World Access, Inc. held November 9, 2000 with the public. Certain portions of the transcript have been redacted since the conversations did not relate to or were not in connection with the pending merger transactions between World Access and each of STAR Telecommunications, Inc., Communication TeleSystems International d/b/a WorldxChange Communications, and TelDaFax AG.

Coordinator:      Welcome to the third quarter earnings conference call. All parties will be on listen only until the question and answer session. This conference is being recorded at the request of World Access. If anyone has any objections please disconnect at this time. I would like to introduce your host, Michelle
                  Wolf, Vice President of Investor Relations. Ms. Wolf, you may begin.

M. Wolf: Thank you all for joining us this afternoon for our third quarter conference call. I need to read a couple of Safe Harbor type statements before I turn the call over to our chairman and CEO, Jack Phillips. This discussion may contain financial projections or other forward looking statements made pursuant to the Safe Harbor provisions of the Securities Reform Act of 1995. Such statements about risks and uncertainties may cause actual results to differ materially.

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                  These risks include the ultimate resolution of issues related to consolidated accounting treatments in the world exchange acquisition currently being addressed with the SEC; potential inability to identify, complete and integrate acquisitions; difficulties in expanding into new business activities; delays in new service offerings; the potential termination of certain service agreements or the inability to enter into additional service agreements; and other risks described in the company's SEC filings, including the company's annual report on Form 10-K for the year ended December 31, 1999 as amended, the company's quarterly reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000 as amended, and the company's registration statements on Form S-3, including SEC file member 333-79097, and S-4, SEC file numbers 333-37750 and 333-44864.

                  World Access and Star have filed a joint proxy statement/ prospectus and other relevant documents concerning the Star merger and the World Exchange merger with the United States SEC. Additionally, World Access has filed a proxy statement/ prospectus and other relevant documents concerning the TelDaFax transactions with the SEC. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION.
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                  Investors will be able to obtain the documents free of charge at the SEC's Web site, www.sec.gov. In addition, documents filed with the SEC by World Access will be available free of charge by writing to Investor Relations, World Access, Inc., 945 E. Paces Ferry Road, Suite 2200, Atlanta, GA, 30326, or by telephone request to 404-231-2025. Documents filed by Star can be obtained by writing to Investor Relations, Star Telecommunications, Inc., 223 East De La Guerra Street, Santa Barbara, CA, 93101, or by telephone request at 805-899-1962.

                  The participants, as defined in Instruction 3 to Item 4 of
                  Schedule 14(A) in the solicitation of proxies from the World Access stockholders for the approval of the merger include World Access and Walter J. Burmeister, Kirby J. Campbell, Brian Cipoletti, Stephen J. Clearman, John P. Imlay, Jr., Massimo Prelz Oltramonti, John D. Phillips, John P. Rigas, Carl E. Sanders, Dru A. Sedwick, and Lawrence C. Tucker, each a director of World Access. Please see World Access' Annual Report on Form 10-K for the year ended December 31, 1999, filed on March 30, 2000, for a description of the World Access security holdings of each of the World Access directors.

                  I'd like to turn the call over to Jack.
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J. Phillips:      Thank you for joining us this afternoon for our third quarter earnings release. Joining me for this call is Brian Yokley, our Chief Financial Officer; and Walt Burmeister, our President.

                  Before we get started on the results we'd like to take a minute to update you on our progress in bringing our pending transaction Star/WorldxChange and TeleDafax through the SEC review process, to shareholder votes and closure. To this, I'd like to turn the call over to Brian Yokley.

B. Yokley:        Thank you, Jack. We're able to report today that we are
                  finally nearing conclusion to the SEC's review of the S-4 filed in connection with the Star and WorldxChange mergers.
                  As you are aware, the S-4 and the one filed in the relation to the TeleDafax acquisition are both very complex documents, due to the nature of the multiple transactions.

                  As you may have noted in our press release, we still have one remaining issue to be resolved, which relates to when we begin consolidating WorldxChange into our financial results. As we have discussed previously, World Access assumed operational control of WorldxChange on August 1st, pursuant to a management service agreement and voting agreements executed by certain shareholders of World Access and WorldxChange.
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                  We are presenting to you today financial results which
                  incorporate the operations of WorldxChange from that date, which is consistent with the guidance we gave you in September. We and our accountants, Ernst & Young, believe that this is the appropriate accounting treatment. However, we are presenting these results as pro forma results until we can get these matters resolved with the SEC.

                  We feel strongly that the consolidation of WorldxChange as of August 1st accurately reports the results of today's operations. Ernst & Young is today meeting with the SEC to discuss this issue. The ultimate outcome of the financial presentation of third quarter results will not have any impact on our future gross revenues, assets or operations. As you will hear throughout this call, the operations and administrative functions of the companies were substantially integrated in the third quarter, and we are operating as one company.

                  As we do not yet know how the SEC wishes for us to account for the operation of WorldxChange from August 1st, the company's actually results could differ materially from this pro forma presentation. It is important to note, however, that if we reported our results on a stand alone basis, which by the way would be difficult considering that significant
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                  integration has already taken place, our reported earnings for the third quarter would have been better than the pro forma numbers we are presenting to you today.

                  The bottom line of all of this is that we expect to resolve the administrative issue with the SEC shortly, and move to an orderly closing of the three pending acquisitions. Since the review process has now run to mid-November, we may be required to update the proxy document with the third quarter results for all our four companies. This may take a few weeks, which could possibly delay the shareholder meetings and closings from December to early January. We hope to avoid this delay, but should in any event be in the position to announce the shareholder meeting date shortly.

                  At this point I'd like to turn the call back to Jack.

J. Phillips:      Thank you, Bryan. Let me assure you all that we at World
                  Access are very anxious to get all three of these transactions closed, and will do everything we can to facilitate this objective. Now let's go to the third quarter results.

                  In the third quarter, we had pro forma revenues of $320.7 million, representing year over year growth of 146%, and a pro forma EBITDA loss, excluding one time charges, of $8.9 million. Our pro forma balance sheet continues to be very strong, with more than $436 million in cash and investments.

                  Also, despite the complex SEC review process, we did make progress in our acquisition strategy in the third quarter. We bought Apax shares in TeleDafax, giving us 33% of the outstanding stock. Additionally, I recently joined TeleDafax's board of directors, and we appointed World Access' treasurer, Mike Mies, as Chief Financial Officer of TeleDafax. These changes will help us prepare our companies for successful integration, once we do clear the SEC.

                  We also made quite a bit of progress in our retail integration in Europe during the quarter, combining numerous retail offices, moving five countries into the proprietary billing system for their retail operations, and beginning a marketing program to move each separate retail brand over to the NETnet brand.

                  Now let me pass the call over to Bryan for a full run down on the financials.

B. Yokley:        Hopefully by now all of you have received our press release that details the pro forma operating results of World Access for the third quarter of 2000, and the company's strong financial position as of September 30th. Again, consistent with our guidance call in September, the pro forma third quarter results include WorldxChange, consolidated from August 1st through the end of the quarter.

                  I am please to report that during the quarter, World Access realized pro forma revenues of $320.7 million, slightly ahead of both our business plan and consensus analyst estimates. Pro forma third quarter 2000 revenue increased by approximately $190.5 million, or 146% from the third quarter of 1999, due to both acquisitions and internal growth.

                  Breaking down our third quarter revenue further, of the $320.7 million realized, $249.4 million, or 78% of the total, was in carrier customers, and $71.3 million or 22% of the total was from retail customers. This compares to 89% from carriers and 11% from retail in the second quarter of year 2000. As we indicated in September, you can already see the
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                  impact of our tighter credit policies on the wholesale
                  business, and the acceleration of our shift to greater retail mix.

                  During the third quarter, European originated revenue approximately was 41% of our pro forma total revenue. The weakness of the euro continues to negatively impact our European revenue. The euro is currently trading at 5% below our fourth quarter budget rate. Pro forma for all pending acquisitions, European-originated revenue is approaching 48% of total revenues.

                  Pro forma EBITDA as presented here is normalized for one time charges by adding back charges for restructuring, billing integration, brand migration, and one time increase for doubtful account reserves related to our tightened credit policy. These one time charges, which we alerted you to in September, totaled $72.9 million in the quarter. If you normalize pro forma EBITDA loss for the quarter, it was $8.9 million, or $0.07 per diluted share, compared with our guidance of a loss of $9.9 million, or $0.12 per share.

                  The pro forma gross profit margin realized in the quarter was $48.4 million, or 15.1% of revenue, up from 10.9% of revenue in the third quarter of 1999, and our prior guidance of approximately 15%. The increase in margin on a year to year basis was due to several factors, including increased European originated traffic, and increased retail revenue.

                  The third quarter margins also represented a 220 basis point improvement sequentially, compared with 12.9% gross margin in the second quarter of 2000. Pro forma SG&A expenses in the third quarter, excluding one time charges related to the integration of the WorldxChange acquisition of $72.9 million, were $57.3 million or 17.9% of total revenue, in line with our business plan.

                  During the third quarter of 2000, our pro forma cash earnings from continuing operations, excluding the impact of one time restructuring charge, net of taxes, was ($0.17) per share, which is $0.12 per share better than our original guidance. Approximately $0.04 of this is due to a gain on sales of securities. A final note on our P&L is that operating results of NACT are reported under discontinued operations.

                  Quickly, turning to the balance sheet, our liquidity position continues to be solid in the third quarter of 2000, with an ending balance of $419 million in pro forma cash and investments, including $17 million in restricted cash reserved for interest payments on senior notes. This cash position, along with our low leverage, gives us the financial strength necessary to aggressively pursue available growth opportunities in Europe, and execute our long term plans, while waiting out the current downturn in capital markets. We view our balance sheet as a significant competitive strength, and as a major attraction for merger and acquisition candidates, particularly those that may be under-capitalized.

                  As some of you are aware, the indenture for the 13.25% bonds provides that our net cash proceeds from the sale of certain assets be used to reduce debt. Accordingly, over the next several months, we will be using the proceeds of the Telco sale, approximately $160 million, to further reduce the company's debt. We are currently analyzing how best to use these proceeds, consistent with the terms of the trust indenture.

                  As we have indicated in the past, our intention had been to use all of the proceeds to tender for the bonds. This seemed to be the best use of proceeds, due to the high coupon on the notes, and the fact that the tender price was less than par, due to the equity value. When we first announced the Telco proceeds, our stock was trading in the 20's, and a tender price would have been something less than 95. We have recently received suggestions from our financial advisors that, given the current stock price, and the nature of some of the debt we will be assuming in our acquisitions, we should consider using some of the proceeds to retire senior debt in accordance with the provisions of the indenture. We will be evaluating this issue over the next few weeks.

                  With that, let me turn the call over to Walt Burmeister for some color on the operations.

W. Burmeister:    I'll begin with the carrier services operation, and end up with the good stuff -- our European retail operations. As we indicated in September, we scaled back our wholesale operation, tightening our credit policy, and either restricting capacity to, or turning down completely, customers whose financial condition indicated possible problems in the future. As a result, our revenues in the carrier services division have declined from the second quarter, even with the WorldxChange business added in for two months.

                  While this is a reduction in terms of total revenue, we
                  believe it's the right approach to the wholesale business in this turbulent period. It is also
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                  consistent with our long term objective of focusing on revenue from a European SME customer base. Moreover, we are convinced that rationalization is already taking place in the wholesale arena, and will result in fewer players and more rational pricing. We had been able to raise pricing on a number of our routes over the last month, although margins remain tight on many others.

                  For the foreseeable future, we continue to expect wholesale revenue to remain flat, with modest improvement in margin. The carrier business has now been completely migrated onto our new proprietary operating systems, which we are acquiring as part of World Exchange. We had our first month of fully independent carrier billing in September, meaning that the new system ran without duplication from our old billing system.

                  On the retail side, we made considerable progress in the third quarter. Much effort was put into consolidating and integrating our retail operations, country by country throughout Europe. For the first time, we're operating a single retail organization, and reporting off of one accounting system in each country. This is no small feat, considering that earlier this year, we had as many as six offices and eight different billing and accounting systems in one country as a result of acquisitions.

                  For retail billing, sales management, and customer service, five countries have been migrated to the new system and are fully functional. The remaining countries are expected to be migrated to the new system by the end of the year. I can't emphasize too strongly the importance of this integrated customer management system, and the competitive advantage we believe it gives us.

                  During the third quarter, World Access began migrating the branding of all retail telecom activities in Europe under the NETnet brand. We will continue to use the Facilicom brand for our carrier business, both in the US and in Europe. We have integrated our networks and eliminated duplicate operating centers by closing the network operating centers in Washington, DC and Malmo, Sweden. We are now running the combined network out of our San Diego and London NOCs. These facilities, which work closely together, currently manage 47 switches in 17 countries around the world.

                  We have also eliminated excess network capacity, and are in the process of redeploying network assets to minimize capital expenditures going forward. We have recently deployed advanced network monitoring equipment to detect low ASRs, looping and other network problems, before they're seen and reported by our customers, thus improving customer satisfaction.

                  Carrier customer service has been combined and centralized in San Diego. Retail customer service is handled in each country because of differences in language and local business practices. We have realized savings in this operation by combining multiple retail customer service centers in some countries into a single unit per country.

                  Finally, we have made considerable head count reductions. Since the beginning of 2000, on a pro forma basis, with WorldxChange and Netnet we have cut in excess of 350 full time equivalents. We expect to make further substantial reductions before the end of this year.

                  In summary, during the third quarter, we consolidated our networks and operations, and put the back room systems in place that will enable us to efficiently manage growth and profitability going forward. Let me now turn back to Jack.

J. Phillips:      In our last quarterly earnings call, I talked a lot about the panic in the stock market where telecom stocks are concerned.
                  I also expressed some hope
                  that investors would begin to differentiate among long distance players, and recognize superior business plans and strong balance sheets, something that I felt sure would benefit World Access. Unfortunately, that hasn't happened, and the panic seems to have deepened.

                  It's not my intention to dwell heavily on the stock price today, but I do want to remind investors that not all telecom companies are alike. Let's stop for a minute and look at what the market seems to be saying about telecom. We think investors have expressed four key concerns about the current telecom environment.

                  First, for over a year now, investors have been wary of the wholesale long distance business, and with good reason, since the environment has been fractured and competitive. We are, I believe, in the midst of a healing shakeout in wholesale. It will never be the focus of our efforts, but we believe it will continue to be an effective tool for filling networks and increasing the profitable utilization of network assets.

                  Our future growth, current and future acquisitions, and strategic focus, is on European retail activities. We expect carrier revenues to rapidly become a much smaller portion of our overall business.
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                  Second, investors had been increasingly skeptical in the last couple of quarters about consumer long distance here in the US, where price competition has been tough, churn high, and customer acquisition and retention increasingly costly. With WorldxChange, we will inherit some US consumer business, but it will be a fairly small portion of our revenue base, and is not a focus for future growth. We will treat the US consumer business as a cash cow, harvesting cash and foregoing investment.

                  Third, a number of our peers have highlighted thin margins and tough price competition in this segment, and focused on large business customers. Our strategy is focused on European small and medium sized business customers, for exactly that reason. In the large customer base, the customer has all the power, and competition is extremely tough. In the SME base, we're competing primarily with the old European PTTs for the small business customers, and while it can still be competitive, it remains one of the highest margin retail segments.

                  Finally, investors had been concerned for some time now with the poor quality of some telecom balance sheets. We said it before and we're saying it once again: we believe we have one of the strongest balance sheets in the group, with $436 million in pro forma cash and investments.

                  We're fully funded, and we believe our existing asset base will carry us through the current capital market crisis, and provide the foundation for our future growth.

                  Moreover, the tight capital markets have produced a very favorable environment for consolidation activity. Many of you are worried that our stock price might inhibit our ability to do transactions. Quite the opposite. We are currently working on several large transactions, which, if completed successfully, should put us on track to deliver our 2001 growth projections with ease.

                  We are not finding any shortage of good acquisition candidates to work with. Quite simply, we do not believe that our stock price reflects the realities of our solid business plan and the capabilities of our management team. There is a difference between World Access and many of its peers.

                  Realistically, however, we don't expect the panic to end any time soon. But we do expect to continue running our business the same way we always have, staying focused on our strategy, restraining cost, and conserving cash, and doing all of the blocking and tackling that allows us to integrate businesses successfully. All of this is business as usual for
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                  World Access' management, which has operated in challenging environments successfully in the past, and has considerable experience with tight capital markets and competitive operating environments.

                  Over the last year, many companies in our sector have tried to escape the rigors of the capital markets and competitive telecom by reinventing themselves as the flavor of the day. Big business accounts, high end data, Internet anything. But that's really missing the point. The business is what the customer wants. We have focused on this from the beginning. It drives every aspect of our business plan. We believe it is the only real source of value out there. It's not about data or Internet or any other fancy service or network device. It's just about the customer, and delivering services that the customer wants.

                  Moreover, the customer is what we want. We believe strongly that the primary source of shareholder value for telecom companies is, and will continue to be, customers. To that end, we will continue to create value by building a strong base of European SME customers, a sales organization to grow that customer base, and the back office infrastructure to support it.
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                  At the end of the day, we expect that $3 to $5 billion in
                  revenue, focused on the European SME market, will be enormously valuable in the next round of industry consolidation.

                  With that, I'd like to open this up for questions.

Coordinator:      Thank you. Our first question comes from Paul Saferstein from
                  Morgan Stanley.

                                   [redacted]

P. Saferstein:    Secondly, maybe you could step us through, assuming the
                  closing of these transactions, where the product portfolio is, what is up and running, and what other types of product developments are underway and when we can expect that to be commercially available.

                                   [redacted]

W.  Burmeister:   Paul, as you know, we're focused on the small and medium
                  business customer in Europe, and our policy is not to spend time and money developing new products. So what we're doing is, we're looking at that market segment. We're determining what that market segment requires. And then through acquisitions, we're getting the products and services that satisfy that market segment.

                  Most notably, the most recent large acquisition that will close very shortly, Teledefax in Germany, brings to us a mobile reseller capability in Germany, which we also have in several other countries in Europe. It brings to us Internet access, it brings to us Internet products that can be delivered into the small business market. So that's our focus for the time being.

                  Voice services, both national long distance and international long distance; Internet access; wireless resale, and basic Internet products for the medium and small business customer, but we are not going to be spending a lot of time developing new products on our own.

J. Phillips:      I would also say that some of the companies that we're looking companies, the geographical focus is Europe, as Walt said. But to us, we want the customer, and sometimes that means focusing on companies that have very strong distribution channels. Walt mentioned TeleDafax. We do thing they have a very strong distribution channel. They have one of the strongest agent channels that we've seen anywhere. We plan on really enhancing and feeding that channel.

                  Part of what we've done European wide is, the four legs that we stand on, we think, in distribution are agent sales, direct sales, telemarketing and direct mail. Those are the four main channels that we're able to reach out and touch this SME customer base, our profile customer. So we're looking for those strong distribution channels, and we're also looking for reasonably strong distribution channels that we can enhance, using our state of the art systems, which include agent reporting that gives them real time daily commissions, order processing, and these types of things that really motivate agent bases to produce and perform much better than they have been historically because they get better access to information for motivational purposes.

                                   [redacted]

P. Saferstein:    Is there a time frame in terms of taking the German products, such as the resale and Internet access?

W.  Burmeister:   Well, these are things we already do to one extent or another in some of the other European countries. There are some products that have been developed for the small business customers. These are e-commerce type products that we're rolling out now in Germany with TeleDafax. We'll see how successful they are, and if they're successful, we'll adapt them for other markets. But generally, there will probably be about a one or two quarter lag from trialing it in one market and then rolling it into another market.

                                   [redacted]

G. Casergot:      In the third quarter, what impact did the euro have? Can you talk about the euro impact on your financial results as you translate, and what might one expect for next year?

J. Phillips:      Obviously, the euro is just recently recovered somewhat, but it's down and it's affecting everyone over there.

B. Yokley:        From a translation perspective, it really has no impact. The impact has really been more on the revenue side. Net income, we had no impact. Our cost and revenues are matched up in each country, kind of a natural hedge. So it doesn't affect net income. It does decline revenues, but we have an offset in the cost side.

G. Casergot:      How much did it impact revenue in the third quarter at the top line. Was it 5%, or 10%?

B. Yokley:        Relative to the guidance we had given, there is no impact, because we had pretty much factored in about the same average as what it worked out to. If you look at the current trading level of the euro, however, it's about 5% below the third quarter average, and consequently 5% below what we've used for our budgeting going forward. But unless there's some recovery, we could see an impact going forward.

J. Phillips:      Do we know what the actual number was?

B. Yokley:        There was no impact in Q3 relative to our guidance.

J. Phillips:      But obviously, we don't bring that money back, so we pay
                  everything over there and leave it over there, but it's a revenue impact.

                                   [redacted]

Coordinator:      At this time there are no further questions.

J. Phillips:      Then we thank you for your indulgence this afternoon, and we will be back to you for our next conference call at the end of the fourth quarter. Thank you very much.